KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

04046541

SUPPL

RECEIVED
2004 NOV 15 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

Our Ref : KLK/SE

10 November 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
29 Oct. 2004	Transactions Of Shares In Ladang Perbadanan-Fima Berhad ("LPF")
8 Nov. 2004	Listed Companies' Crop – October 2004
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
25 Oct. 2004	Batu Kawan Berhad
25 Oct. 2004	Dato' Lee Oi Hian
25 Oct. 2004	Dato' Lee Hau Hian
25 Oct. 2004	Dato' Lee Soon Hian
25 Oct. 2004	Di-Yi Sdn Bhd
25 Oct. 2004	Elionai Sdn Bhd
25 Oct. 2004	High Quest Holdings Sdn Bhd
25 Oct. 2004	Wan Hin Investments Sdn Bhd & Group
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
25 Oct. 2004	Dato' Lee Oi Hian
25 Oct. 2004	Dato' Lee Hau Hian

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

sh/adr/2004/oct2004

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J. C. Lim
* Designation : Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
KUALA LUMPUR KEPONG BERHAD ("KLK")
TRANSACTION OF SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF")

* **Contents :-**

Pursuant to the requirements of paragraph 9.19(25) of the Bursa Malaysia Securities Berhad Listing Requirements, KLK wishes to announce that it has on 29 October 2004 through its wholly-owned subsidiary, Ablington Holdings Sdn. Bhd. ("the Purchaser"), acquired from Kuda Sejati Sdn. Bhd. ("the Vendor") a 15.39% equity stake, comprising 17,600,000 ordinary shares of RM1.00 each in LPF ("Sale Shares") for a total cash consideration of RM50,160,000 or RM2.85 per Sale Share ("the Transaction").

The Transaction was completed via a Direct-Business-Transaction in accordance with the rules and regulations of Bursa Malaysia Securities Berhad.

Call and Put Option

Following the completion of the Transaction, the Vendor and the Purchaser will enter into a Call and Put Option Agreement ("the Option Agreement"). The Call and Put Options therein are exercisable in respect of a maximum of 17,600,000 and a minimum of 11,543,860 ordinary shares in LPF ("the Option Shares"), at the Option Price of RM2.85 per share. The Call and Put Options are exercisable by either Party by service of an Option Notice, but only in the event of termination of the Sale and Purchase Agreement dated 6 August 2004 ("Fima SPA") between Kumpulan Fima Berhad ("KFB") and Glamour Green Sdn. Bhd. in respect of KFB's entire shareholding of 26,496,000 ordinary shares in LPF ("Option Exercise Event").

The Call and Put Options are valid for 90 days from the date of the Option Agreement and if exercised on the happening of the Option Exercise Event, the Option Shares will be sold seven (7) days from the Option Notice.

Other Information

LPF is a company listed on the Main Board of Bursa Malaysia and has an issued and fully paid-up share capital of RM114,300,000 comprising 114,300,000 ordinary shares of RM1.00 each.

LPF is a plantation company owning and operating oil palm estates. It has a total land area of approximately 8,171 hectares and a palm oil mill, all located in Perak.

The Vendor is a wholly-owned subsidiary of the Perak State Economic Development Corporation.

The purchase consideration for the Sale Shares of RM50,160,000 was arrived at on a willing-buyer, willing-seller basis. The purchase consideration will be financed from KLK's internally generated funds.

Rationale for the Transaction

The Sale Shares are intended to be held by the Purchaser for the longer term and will be an investment holding for the KLK Group in LPF.

The Transaction was entered into on the premise that KFB will no longer be a major shareholder of LPF following the disposal of KFB's entire shareholding in LPF. Accordingly, the Option Agreement was executed at the request of the Vendor, and its purpose is to preserve flexibility for the Vendor in the event the Fima SPA is terminated and the expected change in major shareholding composition in LPF does not materialize.

Effects of the Transaction

The Transaction will not have any effect on the share capital and shareholding structure of KLK. Further, it will not have any material effect on the net tangible assets and earnings of the KLK Group for the current financial year ending 30 September 2005.

Directors' and Substantial Shareholders' Interests

None of the Directors nor substantial shareholders of KLK or any person connected

to the Directors and substantial shareholders has any interest, direct or indirect, in the Transaction.

/ska

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/11/2004 01:26:04 PM**
Reference No **KL-041108-D52A3**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
October 2004

* **Contents :-**

We submit below the crop figures for the month of **October 2004** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2004		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	182,327		
Crude Palm Oil (mt)	39,608		
Palm Kernel (mt)	9,354		
Rubber (kg)	2,307,079		

	2005								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25/10/2004 09:57:16 AM
Reference No KL-041025-A4222

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Batu Kawan Berhad**
* Address : **Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no. : **6292-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2004**	* **654,800**	
Acquired	**20/10/2004**	**372,100**	
Acquired	**21/10/2004**	**260,000**	

* Circumstances by reason of which change has occurred : **Bought in open market**
* Nature of interest : **Direct**
Direct (units) : **327,520,500**
Direct (%) : **46.13**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **327,520,500**

* Date of notice : **22/10/2004**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25/10/2004 12:23:34 PM
Reference No KL-041025-6EDF8

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2004**	* **654,800**	
Acquired	**20/10/2004**	**372,100**	
Acquired	**21/10/2004**	**260,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**333,631,400**
Indirect/deemed interest (%)	:	**46.99**
* **Total no of securities after change**	:	**333,679,400**
* Date of notice	:	**22/10/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25/10/2004 12:23:34 PM
Reference No KL-041025-6EDF9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 19/10/2004	* 654,800	
Acquired	20/10/2004	372,100	
Acquired	21/10/2004	260,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
Direct (units) : **55,500**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**333,631,400**
Indirect/deemed interest (%)	:	**46.99**
* **Total no of securities after change**	:	333,686,900
* Date of notice	:	**22/10/2004**
Remarks	:	
sh		

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25/10/2004 12:23:35 PM
Reference No KL-041025-6EDFA

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Soon Hian**
*	Address	: **11 Jalan Gopeng, 30250 Ipoh**
*	NRIC/passport no/company no.	: **570807-08-6365**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2004**	* **654,800**	
Acquired	**20/10/2004**	**372,100**	
Acquired	**21/10/2004**	**260,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	: **250,000**
	Direct (%)	: **0.04**

Indirect/deemed interest (units)	:	**333,631,400**
Indirect/deemed interest (%)	:	**46.99**
* **Total no of securities after change**	:	**333,881,400**
* Date of notice	:	**22/10/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/10/2004 12:23:29 PM**
Reference No **KL-041025-6EDF4**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2004**	* **654,800**	
Acquired	**20/10/2004**	**372,100**	
Acquired	**21/10/2004**	**260,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :

	Direct (%)	:
	Indirect/deemed interest (units)	: **333,631,400**
	Indirect/deemed interest (%)	: **46.99**
*	**Total no of securities after change**	: 333,631,400
*	Date of notice	: **22/10/2004** [16]
	Remarks	:

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25/10/2004 12:23:30 PM
Reference No KL-041025-6EDF5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Elionai Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**176000-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2004**	* **654,800**	
Acquired	**20/10/2004**	**372,100**	
Acquired	**21/10/2004**	**260,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	

	Direct (%)	:
	Indirect/deemed interest (units)	: **333,631,400**
	Indirect/deemed interest (%)	: **46.99**
*	**Total no of securities after change**	: **333,631,400**
*	Date of notice	: **22/10/2004**
	Remarks	:

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/10/2004 12:23:31 PM**
Reference No **KL-041025-6EDF6**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2004**	* **654,800**	
Acquired	**20/10/2004**	**372,100**	
Acquired	**21/10/2004**	**260,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	

Direct (%)	:	
Indirect/deemed interest (units)	:	**333,631,400**
Indirect/deemed interest (%)	:	**46.99**
* **Total no of securities after change**	:	**333,631,400**
* Date of notice	:	**22/10/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25/10/2004 12:23:33 PM
Reference No KL-041025-6EDF7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 19/10/2004	* 654,800	
Acquired	20/10/2004	372,100	
Acquired	21/10/2004	260,000	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**3,750,000**

Direct (%)	:	**0.53**
Indirect/deemed interest (units)	:	**329,881,400**
Indirect/deemed interest (%)	:	**46.46**
* **Total no of securities after change**	:	**333,631,400**
* Date of notice	:	**22/10/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25/10/2004 12:23:36 PM
Reference No KL-041025-6EDFB

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Dato' Lee Oi Hian**
*	Address	: **55 Jalan Kelab Golf, 30350 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2004**	* **654,800**	**6.600**
Acquired	**20/10/2004**	**372,100**	**6.596**
Acquired	**21/10/2004**	**260,000**	**6.600**

	Circumstances by reason of which change has occurred	: **Deemed Interest**
	Nature of interest	: **Indirect**
	Consideration (if any)	:
	Total no of securities after change	:
	Direct (units)	: **48,000**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **333,631,400**
	Indirect/deemed interest (%)	: **46.99**
*	Date of notice	: **22/10/2004**
	Remarks	:

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25/10/2004 12:23:37 PM
Reference No KL-041025-6EDFC

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2004**	* **654,800**	**6.600**
Acquired	**20/10/2004**	**372,100**	**6.596**
Acquired	**21/10/2004**	**260,000**	**6.600**

	Circumstances by reason of which change has occurred	: **Deemed Interest**
	Nature of interest	: **Indirect**
	Consideration (if any)	:
	Total no of securities after change	:
	Direct (units)	: **55,500**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **333,631,400**
	Indirect/deemed interest (%)	: **46.99**
*	Date of notice	: **22/10/2004**
	Remarks	: